August 14, 2019

Mark Shamber
Executive Vice President and Chief Financial Officer
SpartanNash Co
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

       Re: SpartanNash Co
           Form 10-K for Fiscal Year Ended December 29, 2018
           Filed February 27, 2019
           Response Dated August 13, 2019
           File No. 000-31127

Dear Mr. Shamber:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products